UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois 60035
(201) 793-0515
               (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

December 7, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 2 OF 13

1		NAMES OF REPORTING PERSONS. New Vernon Aegir Master Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,491,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,491,408
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4081
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON CO

1 As of December 7, 2012, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 3 OF 13

1		NAMES OF REPORTING PERSONS. New Vernon Investment Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,491,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,491,408
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4082
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON IA

2 As of December 7, 2012, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 4 OF 13

1		NAMES OF REPORTING PERSONS. New Vernon Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,491,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,491,408
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4083
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON IA

3 As of December 7, 2012, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 5 OF 13

1		NAMES OF REPORTING PERSONS. Trent Stedman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,063
	8	SHARED VOTING POWER 4,491,408
	9	SOLE DISPOSITIVE POWER 27,063
	10	SHARED DISPOSITIVE POWER 4,491,408
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,518,4714
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON IN

4 As of December 7, 2012, the Reporting Person beneficially owns 1,506,157 American Depositary Shares, representing 4,518,471 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 6 OF 13

1		NAMES OF REPORTING PERSONS. Thomas Patrick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 357,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,8975
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON IN

5 As of December 7, 2012, the Reporting Person beneficially owns 119,299 American Depositary Shares, representing 357,897 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 7 OF 13

   This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D (the “Original 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto dated May 23, 2011 (“Amendment No. 1”) and Amendment No. 2 thereto dated August 17, 2011 (“Amendment No. 2”).  Amendment No. 2 was effected through the filing of a separate Schedule 13D (the “Group 13D”) on August 17, 2011 by the Reporting Persons, the Lake Union Parties and the Columbia Pacific Parties (as such terms are defined in Amendment No. 2).  The Group 13D was subsequently amended on each of October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012, July 9, 2012 and August 17, 2012 (such amendments, the “Group Amendments”).  Accordingly, this Amendment No. 3 amends and supplements the Original 13D as such Original 13D was amended by Amendment No. 1, and with respect to the Reporting Persons, by Amendment No. 2 and the Group Amendments (as so amended, the “Schedule 13D”).

By virtue of an agreement among the Reporting Persons, the Lake Union Parties, the Columbia Pacific Parties and Stifel, Nicolaus & Co. (“Stifel”), which agreement is described in Item 4 below, the Reporting Persons, the Lake Union Parties and the Columbia Pacific Parties may be deemed to be members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (“Section 13(d)”).  The Reporting Persons disclaim any and all voting and/or dispositive power with respect to any Ordinary Shares (as defined below) held by any of the Lake Union Parties and Columbia Pacific Parties.

The Reporting Persons have been advised that the Lake Union Parties and Columbia Pacific Parties have collectively increased their beneficial ownership percentage of the Ordinary Shares by an amount equal to more than 1% of such shares outstanding.   The Reporting Persons are filing this Amendment No. 3 to satisfy, separately from the Lake Union Parties and the Columbia Pacific Parties, any filing obligation they may have at this time under Section 13(d).

Item 1.                      Security and Issuer.

This schedule relates to ordinary shares, par value $.01 per share (“Ordinary Shares”), in the form of American Depositary Shares (“ADSs”), issued by ChinaEDU Corporation (the “Issuer” or the “Company”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China.

Item 2.                      Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as set forth below:

(a)	(i)	New Vernon Aegir Master Fund Ltd.
The information as to each of the directors of the Reporting Persons required by Item 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 8 OF 13

(ii)	New Vernon Investment Management LLC.
The information as to the controlling member of the Reporting Persons required by Item 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.
(iii)	New Vernon Partners LLC.
The information as to the controlling member of the Reporting Persons required by Item 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.
(iv)	Trent Stedman
(v)	Thomas Patrick

(b)	The business address of each of the Reporting Persons is:

799 Central Avenue Suite 350 Highland Park, Illinois 60035

(c)           New Vernon Aegir Master Fund Ltd. is an investment fund; New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd.; New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd.; Mr. Stedman’s principal business is serving as the portfolio manager of New Vernon Investment Management LLC; and Mr. Patrick has a variety of business interests and is an affiliate of New Vernon Investment Management LLC.
(d)-(e)     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i)	New Vernon Aegir Master Fund Ltd., Cayman Islands
	(ii)	New Vernon Investment Management LLC, Delaware
	(iii)	New Vernon Partners LLC, Delaware
	(iv)	Trent Stedman, United States of America
	(v)	Thomas Patrick, United States of America

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 9 OF 13

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated  in its entirety as set forth below:

The 4,876,368 Ordinary Shares in the form of ADSs reported herein by the Reporting Persons were acquired by the Reporting Persons with the investment capital of New Vernon Aegir Master Fund Ltd. ($8,503,732) and personal funds of Mr. Stedman ($73,070) and Mr. Patrick ($905,675).

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety as set forth below:

The Reporting Persons acquired their interests in the Company between August 8, 2008 and March 1, 2011, and presently hold approximately 9.1% of the Company’s Ordinary Shares in the form of ADSs.  At the time of such purchases, the Reporting Persons believed the ADSs were undervalued and represented an attractive investment opportunity. The purchases of the ADSs were made in the Reporting Persons’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

In August 2011, the Reporting Persons, the Lake Union Parties and the Columbia Pacific Parties (the “Committee Members”) formed The ChinaEDU Value Realization Committee (the “Committee”) in order to work with the board of directors of the Company to enhance shareholder value by exploring avenues for the sale of the company to potential strategic and financial buyers, as more fully described in the Group 13D and the Group Amendments.

In August 2012, the Committee Members engaged Stifel to act as their exclusive financial advisor with respect to the sale of their investments in the Company.  In seeking a possible sale of the Committee Members’ interests in the Company, Stifel has, among other things, engaged in discussions with third parties and the Company concerning a possible sale of the Committee Members’ interests in the Company.  No agreement has been reached for the sale of such interests or as to the price or time at which such interests might be sold, but discussions are continuing.  The foregoing summary of Stifel’s engagement is qualified by reference to the text of the letter agreement filed as Exhibit 99.8 hereto by reference to Exhibit 99.5 to Amendment No. 7 to the Group 13D and is incorporated herein by reference.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as set forth below:

(a) As of the close of trading on December 7, 2012 (i) New Vernon Aegir Master Fund Ltd. beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 4,491,408 Ordinary Shares over which it has shared voting and dispositive power, (ii) Mr. Stedman beneficially owns 27,063 Ordinary Shares over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 10 OF 13

beneficially owns 357,897 Ordinary Shares over which he has sole voting and dispositive power.

New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by New Vernon Aegir Master Fund Ltd.

New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by New Vernon Aegir Master Fund Ltd.

Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC.  In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd.  As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by New Vernon Aegir Master Fund Ltd.  As a result, Mr. Stedman may be deemed to beneficially own an aggregate of 4,518,471 Ordinary Shares in the form of ADSs.

Thomas Patrick is a member of New Vernon Investment Management LLC. By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons.  As a result, Mr. Patrick, on the one hand, and the other Reporting Persons, on the other hand, may be deemed to beneficially own the Ordinary Shares beneficially owned by the other.

Calculations of the beneficial ownership percentages in this Amendment No. 3 are based on 53,804,980 Ordinary Shares that were outstanding as of December 31, 2011 (as set forth on the Issuer’s Form 20-F filed April 27, 2012 with the Securities and Exchange Commission).

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially owns any Ordinary Shares.

(b)            The response to Item 5(a) above is incorporated herein by reference.

(c)            None of the Reporting Persons engaged in any transactions with respect to the Ordinary Shares in the form of ADSs during the past sixty (60) days.

(d)            Not applicable.

(e)            Not applicable.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 11 OF 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as set forth below:

The information concerning the letter agreement with Stifel described in Item 4 hereto and filed as Exhibit 99.9 hereto is incorporated herein by reference.

On December 7, 2012, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Amendment No. 3, a copy of which is annexed hereto as Exhibit 99.6.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as set forth below:
Exhibit	Description
99.6	Joint Filing Agreement among the Reporting Persons, dated as of December 7, 2012
99.7	Power of Attorney of Thomas Patrick, dated as of August 25, 2010*
99.8
Letter Agreement, dated as of August 16, 2012, by and among Stifel, Nicolaus & Company, Incorporated, New Vernon Aegir Master Fund Ltd., Trent Stedman, Thomas Patrick, Lake Union Capital Fund, LP and Columbia Pacific Opportunity Fund, L.P.**

* **
Incorporated by reference from Amendment No. 3 to the Schedule 13G/A, filed by certain of the Reporting Persons with respect to Ordinary Shares of the Company on September 1, 2010
Incorporated by reference from Amendment No. 7 to the Group 13D, filed on August 17, 2012

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 12 OF 13

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2012

New Vernon Aegir Master Fund Ltd.
By: New Vernon Partners LLC

/s/ Trent Stedman
Name: Trent Stedman

Dated:  December 7, 2012
New Vernon Investment Management LLC

/s/ Trent Stedman
By: Trent Stedman

Dated:  December 7, 2012
New Vernon Partners LLC

/s/ Trent Stedman
By: Trent Stedman

Dated:  December 7, 2012

/s/ Trent Stedman
By: Trent Stedman

Dated:  December 7, 2012

/s/ Trent Stedman
Name: Trent Stedman, Authorized Signatory for Thomas Patrick

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 13 OF 13

SCHEDULE A

Except as indicated below, each person’s business address is c/o New Vernon Aegir Master Fund, Ltd, 799 Central Avenue, Suite 350, Highland Park, Illinois 60035, and each such person is a United States citizen.

DIRECTORS AND OFFICERS OF NEW VERNON AEGIR
MASTER FUND LTD

Position and Present Principal Occupation	Name	Ordinary Shares Beneficially Owned

Director	Steve Shapiro	0
Director	Mark Rubin	0

CONTROLLING MEMBER OF
NEW VERNON INVESTMENT MANAGEMENT LLC

Position and Present Principal Occupation	Name	Ordinary Shares Beneficially Owned

Controlling Member	Steve Shapiro	0

CONTROLLING MEMBER OF
NEW VERNON PARTNERS LLC

Position and Present Principal Occupation	Name	Ordinary Shares Beneficially Owned

Controlling Member	Steve Shapiro	0